Filed Pursuant to Rule 433
Registration Statement No. 333-202524
November 16, 2017

Video Shot	Script
Thank you for your interest in HSBC's Buffered Uncapped Notes	• Hello and thank you for your interest in HSBC USA Inc.'s ("HSBC's") Buffered Uncapped Notes (the "Notes"). • Please note that this video is NOT intended to be a substitute for reading and understanding the written free writing prospectus (which we call the FWP) and pricing supplement, and any offer of these Notes is made only by the FWP and the related prospectus, prospectus supplement and relevant underlying supplement(s) (if applicable), which can be found as links in the FWP. • The FWP provides all pertinent disclosures and this video is intended to accompany it. As such, investors should not solely rely on this video for determining if these Notes meet their personal investment objectives. • Before investing, investors should consider their investment objectives, as well as the tax implications of this investment. • By viewing the video, you confirm that you have received and reviewed the FWP. If you have not received the FWP, please close your window now. • Financial markets, by their nature, provide both risk and reward to investors. This video is intended to demonstrate how the Notes may enable investors to manage downside risk and still benefit from positive market movements as well as to highlight certain risks and suitability considerations. • Please be aware that the Notes are not FDIC insured, are not bank guaranteed, and may lose value.



- Hello and thank you for your interest HSBC's Buffered Uncapped Notes.
- Please note that this video is not intended to be a substitute for reading and understanding the written free writing prospectus (FWP) and related documents, and any offer of these Notes is made only by the FWP.
- The FWP provides all pertinent disclosures and this video is intended to accompany it. As such, investors should not solely rely on this video for determining if these Notes meet their personal investment objectives.
- By viewing the video, you confirm that you have received and reviewed the FWP. If you have not received the FWP, please close your window now.
- Financial markets, by their nature, provide both risk and reward to investors. This video is intended to demonstrate how Buffered Notes may enable investors to manage downside risk and still benefit from positive market movements, as well as to highlight certain risks and suitability considerations.
- Please be aware that the Notes are not FDIC insured, are not bank guaranteed, and may lose value.



- Hello and thank you for your interest in HSBC's Buffered Uncapped Notes
- Not a substitute for FWP
- Any offer is made only by the FWP and the related documents
- FWP provides disclosures
- This video accompanies the FWP
- Consider investment objectives
- Confirm that you have received the FWP
- Financial markets provide both risk and reward



What investment objectives do the Buffered Uncapped Notes fulfill?

- The Buffered Uncapped Notes may be useful for investors who seek an investment with a return linked to the relevant Reference Asset but also seek to protect a portion of their investment from downside risk at maturity.
- The Notes provide the potential for uncapped investment growth with a defined level of downside protection. This downside protection, also known as a "Buffer", "Buffer Level" or "Buffer Percentage" provides a predefined range of loss protection at maturity, subject to the credit risk of HSBC.
- These Notes provide at least 100% upside participation (referred to as the Upside Participation Rate) in any positive return of the Reference Asset, typically an equity index or exchange-traded fund (an "ETF"), measured from the Pricing Date to the Final Valuation Date.


Buffered Uncapped Notes
Return linked to Reference Asset
Uncapped growth
Downside "Buffer" protection
Subject to HSBC's Credit Risk
Provide at least 100% upside participation
Linked to equity index or ETF

What investment objectives do the Buffered Uncapped Notes fulfill?

- The Buffered Uncapped Notes may be useful for investors who seek a return linked to the Reference Asset while protecting a portion of their investment from downside risk at maturity.
- The Notes provide the potential for uncapped investment growth with a defined level of downside protection. This downside protection, also known as a “Buffer”, “Buffer Level” or “Buffer Percentage” provides a predefined range of loss protection at maturity, subject to the credit risk of HSBC.
- These Notes provide at least 100% upside participation (referred to as the Upside Participation Rate) in any positive return of the Reference Asset, typically an equity index or exchange-traded fund (an “ETF”), measured from the Pricing Date to the Final Valuation Date.
- Return linked to Reference Asset
- Uncapped growth
- Downside “Buffer” protection
- Subject to HSBC’s Credit Risk
- Provide at least 100% upside participation
- Linked to equity index or ETF



How do the Buffered Uncapped Notes work?

- These investments offer two important features: (1) an Upside Participation Rate of at least 100%, in any positive performance of an equity index or ETF with no maximum return cap and (2) limited downside protection in the form of a pre-determined Buffer at maturity.
- At maturity, there are three possible scenarios based on the performance of the Reference Asset:
o Scenario 1: The return of the Reference Asset is zero or positive at maturity. In this scenario, investors would receive their full principal amount *plus* the return of the Reference Asset times the Upside Participation Rate, with no maximum return cap.
o Scenario 2: The return of the Reference Asset is negative at maturity, BUT not by more than the Buffer. In this scenario, investors would receive only their full principal amount at maturity.
o Scenario 3: The return of the Reference Asset is negative at maturity by MORE THAN the Buffer Level. In this scenario, investors would lose 1% for every percent that the return of the Reference Asset is beyond the Buffer. For instance, if the Reference Asset has decreased by 20% and the Buffer is 15%, the Buffered Uncapped Note would return -5% at maturity.
- It is important to note that if the return of the Reference Asset is less than the Buffer, investors will be exposed to an investment loss.

How do the Buffered Uncapped Notes work?

- These investments offer two important features: (1) an Upside Participation Rate of at least 100%, in any positive performance of an equity index or ETF with no maximum return cap and (2) limited downside protection in the form of a pre-determined Buffer at maturity.
- At maturity, there are three possible scenarios based on the performance of the Reference Asset:
o **Scenario 1**: The return of the Reference Asset is zero or positive at maturity. In this scenario, investors would receive the return of the Reference Asset times the Upside Participation Rate, with no maximum return cap.
o **Scenario 2**: The return of the Reference Asset is negative at maturity, BUT at or above the Buffer. In this scenario, investors would receive only their full principal amount at maturity.
o **Scenario 3**: The return of the Reference Asset is negative at maturity and below the Buffer. In this scenario, investors would lose 1% for every percent that the return of the Reference Asset is beyond the Buffer. For instance, if the Reference Asset has decreased by 20% and the Buffer is 15%, the Buffered Uncapped Note would return -5% at maturity.
- It is important to note that if the return of the Reference Asset is negative beyond the Buffer, investors will be exposed to an investment loss

	- Two important features: (1) At least 100% Uncapped Upside Participation Rate (2) Pre-determined Buffer

<table>
<tr>
<td>

Scenario 1
Reference Asset's return is zero or positive at maturity

Scenario 1
Investors would receive the return of the Reference Asset times the Upside Participation Rate, with no maximum return cap
Reference Asset
Note Return
</td>
<td>

- Scenario 1: Reference Asset's return is zero or positive at maturity. Investors receive return of Reference Asset times the Upside Participation Rate, with no maximum return cap.

</td>
</tr>
</table>

Scenario 2

Reference Asset's return is negative,



Scenario 2: The return of the Reference Asset is negative at maturity, BUT at or above the Buffer. In this scenario, investors would receive only their full principal amount at maturity.

Scenario 2

Investors would receive only their full principal amount at maturity



— Note Return

Reference Asset —

— Buffered Level

Scenario 2: The return of the Reference Asset is negative at maturity, BUT at or above the Buffer. In this scenario, investors would receive only their full principal amount at maturity.

- Scenario 2: Reference Asset's return is negative, but at or above the Buffer. Investors receive full principal amount at maturity.

 Scenario 3 Reference Asset's return is negative  Scenario 3 Investors would lose 1% for every percent beyond the Buffer Note Return -5% Buffered Level -15% Reference Asset -20%	• Scenario 3: Reference Asset's return is negative, and below the Buffer. Investors would lose 1% for every percent beyond the Buffer.



So which type of investors may the Buffered Uncapped Notes be suitable for?

- The Notes may be suitable for you if:
  o You seek an investment with a return linked to the potential positive performance of the Reference Asset and believe that the level or price of the Reference Asset will increase over the term of the Notes;
  o You are willing to make an investment that has potential risk to principal;
  o You are comfortable with the risk and return profile of the Notes compared to other debt securities with comparable maturities;
  o You are not seeking current income and are willing to forgo dividends or other distributions paid to holders of the stocks included in or held by the Reference Asset;
  o You have an investment outlook that corresponds with the term of the Notes and are willing to hold the Notes until maturity;
  o You do not seek an investment for which there may not be an active secondary market; and
  o You don't require an FDIC-insured investment and are comfortable with the creditworthiness of HSBC USA Inc. as Issuer of the Notes.

If you are uncomfortable with any of the above considerations, the Notes may not be suitable for you.

May be suitable for you if: Believe Reference Asset will increase Comfortable with potential risk to principal Comfortable with risk and return of Notes Not seeking income, dividends or distributions Outlook corresponds with term of Notes	**So which type of investors may the Buffered Uncapped Notes be suitable for?** • The Notes may be suitable for you if: o You believe that the level or price of the Reference Asset will increase over the term of the Notes; and o If you are willing to make an investment that has potential risk to principal. o The Notes may be suitable if you are comfortable with the risk and return profile of the Notes; o You are not seeking current income, dividends, or other distributions; o And you have an investment outlook that corresponds with the term of the Notes. There may not be an active secondary market. o The Notes may be suitable for you if you are comfortable with the creditworthiness of HSBC USA Inc. as Issuer of the Notes and do not require FDIC insurance



- May be suitable for you if:
- Believe Reference Asset will increase
- Comfortable with potential risk to principal
- Comfortable with risk and return of Notes
- Not seeking income, dividends or distributions
- Outlook corresponds with term of Notes
- Comfortable with HSBC USA Inc.'s credit risk
- No FDIC Insurance

What risks should investors consider?

- You should carefully consider the relevant risk factors detailed in the FWP, prospectus, prospectus supplement, and relevant underlying supplement(s) (if applicable).
- An investment in the Notes may result in a loss.
- The amount payable on the Notes is not linked to the level or price of the Reference Asset at any time other than on the Final Valuation Date.
- The Notes are subject to HSBC's credit risk, and are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- Changes that affect the Reference Asset, such as changes to the calculation methods or management policies relevant to the Reference Asset, will affect the market value of the Notes and the amount you will receive at maturity.
- The Estimated Initial Value of the Notes, determined by HSBC and stated in the pricing supplement, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The price of the Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- The Notes may lack liquidity.
- Potential conflicts of interest may exist as HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging HSBC's obligations under the Notes.
- The tax treatment of the Notes is uncertain, and you should consult your tax adviser before making an investment.



Considerations

- Risk factors in FWP
- Investment may result in loss
- Amount payable measured only on the Final Valuation Date
- Subject to HSBC USA Inc. credit risk
- Changes affecting the Reference Asset may affect the value of the Notes

Changes that affect the Reference Asset, such as changes to the calculation methods or management policies relevant to the Reference Asset, will affect the market value of the Notes and the amount you will receive at maturity.

What risks should investors consider?

- You should carefully consider the relevant risk factors detailed in the FWP
- An investment in the Notes may result in a loss.
- The amount payable on the Notes is linked to the level or price of the Reference Asset only on the Final Valuation Date.
- The Notes are subject to HSBC's credit risk.
- Changes that affect the Reference Asset may affect the market value of the Notes and the amount you will receive at maturity.
- The Estimated Initial Value of the Notes will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
- The Notes may lack liquidity and the price of the Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.
- Potential conflicts of interest may exist as HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes.
- The tax treatment of the Notes is uncertain, and you should consult your tax adviser before making an investment.

 Considerations Estimated Initial Value will be less than price to public Notes may lack liquidity Price in secondary markets will be less than price to the public Potential conflicts of interest may exist Consult tax adviser	• **Considerations**: • Risk factors in FWP • Investment may result in loss • Amount payable measured only on the Final Valuation Date • Subject to HSBC USA Inc. credit risk • Changes affecting the Reference Asset may affect the value of the Notes • Estimated Initial Value will be less than price to public • Notes may lack liquidity • Price in secondary markets will be less than price to the public • Potential conflicts of interest may exist • Consult tax adviser



Important Information

- Lastly, please note:
  o Any offer of the Notes is made only by the FWP, which provides all disclosures, and this video is not intended to be a substitute for reading and understanding the FWP.
  o As a reminder, investors should not solely rely on this video when determining whether the Notes are an appropriate investment in light of their personal investment objectives.
- Thank you for your interest in the HSBC Buffered Uncapped Notes. We hope that you found this video informative.

This video and its script are intended to provide a general overview of HSBC Buffered Uncapped Notes and do not provide the terms of any specific issuance of Notes. Prior to any decision to invest in specific Notes, investors should carefully review the disclosure documents for such issuance, which contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and relevant underlying supplement) with the Securities and Exchange Commission (the "SEC") for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus, prospectus supplement and relevant underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any related offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus, prospectus supplement and relevant underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may now close this window to go back to the FWP or pricing supplement.

- [*to be spoken only after the disclaimers have been visible on screen*] You may now close this window to go back to the FWP or pricing supplement.



Important Information

- Lastly, please note:
- Any offer of the Notes is made only by the FWP, which provides all disclosures, and this video is not intended to be a substitute for reading and understanding the FWP.
- As a reminder, investors should not solely rely on this video when determining whether the Notes are an appropriate investment in light of their personal investment objectives.
- Thank you for your interest in the HSBC Buffered Uncapped Notes. We hope that you found this video informative.



- Offer made only by the FWP
- Do not rely solely on this video
- Thank you for your interest in HSBC's Buffered Uncapped Notes!